NEWS RELEASE
OTC BB: VCTZF
Cusip# 91881202

VALCENT’S SMALLER VERTICAL GROWING  SYSTEM “ALPHACROP”TM RECEIVED STRONG  SALES  APPROVAL FROM ITS MASTER DISTRIBUTOR
FOR THE UNITED KINGDOM

(Marketwire –March 8, 2010) -  Valcent Products (EU) Limited today announced that the first prototype of the Company’s new AlphaCropTM vertical plant growing system is in the final stages of pre-delivery acceptance trials at the manufacturers.  AlphaCropTM complements the well established VertiCropTM system and is specially designed for smaller commercial growers and amateur growers looking for smaller but still highly cost effective compact units which demonstrate their commitment to growing fresh produce and reducing food miles.

Equally pleased with the progress made with the AlphaCropTM technology, is Brian Lloyd, Sales Manager for Ikon International, whose company has been appointed as main distributor of AlphaCropTM in the United Kingdom and Ireland.  “We will be presenting two models (one for the commercial growers and one even smaller for home or neighbourhood use) of the system at the GROW 2010 International Hydroponics Exhibition in Manchester at the end of March and expect immediate response from the market” said Bryan Lloyd.  “We distribute many of the world’s leading hydroponic and horticultural products through over 300 retailers and anticipate confirming initial orders for approximately 150 units.

“We are delighted with the performance of the prototype so far,” stated Grahame Dunling, Horticultural Manager for Valcent Products (EU) Limited.  “We have had the unit running continuously for up to eight hours at a time, with loads well in excess of a ton and at varying speeds and the performance is exceeding our expectations.  We will be shipping the unit to our facilities in Launceston next week and will immediately commence an intensive programme of trials with a wide range of crops.”

 “The design of the AlphaCropTM is so flexible it will enable us to grow roots crops, such as baby carrots and salad potatoes, as well as strawberries, and every kind of leaf crop,” adds Dunling.  “We have designed it so that conventional growing media such as compost can be used, or it can be easily converted to a state of the art hydroponics system.   We believe that this will appeal both to hobby growers and keen amateur gardeners and AlphaCropTM will also be employed by commercial growers as a ‘stand alone’ system or to complement our larger VertiCropTM vertical growing units.”

To view the AlphaCropTM prototype undergoing acceptance trails, please visit the website at www.valcent.eu and click on to the video link.

About Valcent Products Inc:
Valcent Products Inc. (OTCBB: VCTZF) specializes in growing solutions and plant based consumer products and is a leader in the development of innovative and practical eco-technologies. For more information, visit: www.valcent.net and www.valcent.eu and contribute at http://blog.valcent.net/ .

Contacts:

Investor Relations                                                       Media Relations
Gerry Jardine or Mike Parker                                         Nancy Tamosaitis
(888) 506-7979                                                             Vorticom Public Relations
or worldwide (604) 608-6192                                        212.532.2208
info@valcent.net                                                             Nancyt@vorticom.com

Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information, in that it describes events and conditions, which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and  estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Valcent disclaims any obligation to update any forward-looking statement made herein.